PROSPECTUS SUPPLEMENT No. 9	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated March 1, 2006)	Registration Statement No. 333-122250
$50,000,000 Principal Amount of
5.75% Convertible Senior Subordinated Notes Due 2009
and
Shares of Common Stock Issuable Upon Conversion of the Notes
and 83,126 Shares of Common Stock

          The following information supplements the prospectus dated March 1, 2006 of Collegiate Pacific relating to the resale by the selling securityholders named therein of (i) an aggregate of $50,000,000 of 5.75% Convertible Senior Subordinated Notes due 2009 issued by Collegiate Pacific in a private placement in November 2004 and the common stock issuable upon conversion of the notes and (ii) up to 83,126 shares of common stock held by two of Collegiate Pacific’s stockholders who received these shares of common stock as partial consideration for Collegiate Pacific’s acquisition of all of the shares of capital stock of their company.
          This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and previous prospectus supplements. This prospectus supplement is qualified by reference to the prospectus and previous prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus or the previous prospectus supplements.
          The following information updates the information provided in the table under “Selling Securityholders” for the selling securityholders named below:

Shares of
	Principal Amount		Common Stock
	of Notes	Percentage	Issuable Upon	Percentage of
	Beneficially Owned	of Notes	Conversion	Common Stock
Name of Selling Securityholder	and Offered	Outstanding	of Notes (1)	Outstanding (2)
Professionally Managed Portfolios on behalf of its series, The Osterweis Strategic Income Fund (a)(25)	$1,000,000	2.00%	68,259	*

*	Less than 1%

(a)	This selling securityholder is an affiliate of a registered broker-dealer and has represented that it acquired its securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements, directly or indirectly, with any person to distribute the securities.

(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of 68.2594 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion.” As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Holders will receive a cash payment for any fractional share amount resulting from conversion of the notes, as described under “Description of Notes—Conversion.”

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 10,233,560 shares of common stock outstanding as of February 8, 2007. In calculating the amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s notes. We did not, however, assume the conversion of any other securityholder’s notes in such calculation.

(25)	Excludes $1,000,000 of notes beneficially owned by this selling securityholder and not included in this prospectus. Mr. Carl Kaufman is the portfolio manager of this selling securityholder and exercises voting and dispositive power with respect to the securities listed in the table for this selling securityholder, which is affiliated with Quasar Distributors, LLC, a registered broker-dealer.
          Investing in the securities involves risks. See “Risk Factors” beginning on page 6 of the prospectus.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 4, 2007.